

December 14, 2012

Via E-Mail
Mr. Ziad Nakhleh
Chief Financial Officer
Dryships Inc.
80 Kifissias Avenue
GR 15125 Amaroussion
Greece

> **Re: Dryships Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed March 16, 2012**
> **Form 6-K for the month of August 2012**
> **Filed August 17, 2012**
> **File No. 001-33922**

Dear Mr. Nakhleh:

We have reviewed your letter dated November 29, 2012, in response to the Staff's letter dated November 7, 2012 and have the following additional comment. Please revise your disclosure in future filings in response to our comment. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 20-F
Critical Accounting Policies, page 86
Impairment of Long-lived Assets

1. We note your response to our prior comment number 2 but continue to believe that the sensitivity analysis provided as Appendix 2 in connection with your response to our prior comment should be included in the Critical Accounting Policies section of MD&A. Pursuant to FR-72, the critical accounting policies and estimates section of MD&A is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In addition, given the length of time the rates have been depressed, it appears that the longer term rates in effect ten years ago, may no longer be indicative of rates that will be achieved over the remaining life of the vessels. Please confirm that you will include the analysis and discussion included in Appendix 2 in the Critical Accounting Policies section of MD&A in future filings. Please note that we will not object to the Company's decision to also include a similar discussion in the risk factors section of your Form 20-F filing.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief